SYNERGY RESOURCES CORPORATION



                                 March 13, 2015

Via EDGAR and Federal Express


U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:  Mr. Karl Hiller
            Mr. Joseph Klinko


      Re:   Synergy Resources Corporation
            Form 10-K for the Fiscal Year Ended August 31, 2014
            Filed October 30, 2014
            File No. 001-35245

Dear Mr. Hiller and Mr. Klinko:

      This letter is in response to your letter dated February 26, 2015, to Synergy Resources Corporation (the "Company"), transmitting the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") relating to the above referenced Annual Report on Form 10-K (the "Form 10-K"). For your convenience, the response is preceded by the Staff's comment to which the response relates.

Form 10-K for the Fiscal Year Ended August 31, 2014

Business, Page 2

Oil and Gas Reserves, page 9

1. Original Comment. We note that you have several tabulations of "standardized oil and gas measurements" on page 11, followed by narratives addressing the changes in "future net cash flow" and "discounted future net cash flow" from proved reserves. However, the future net cash flows and discounted figures that you reference do not agree with the corresponding amounts on page F-32, possibly due to your recalculations excluding future income taxes. Please revise all amounts presented as "standardized oil and gas measurements" as necessary to reflect all components required under FASB ASC 932-235-50-31. If you disclose figures that exclude components that are required in the standardize measure of discounted future net cash flows, you should utilize labels and descriptions that clearly distinguish your measures from the required measures and adhere to all other requirements set forth in Item 10(e) of Regulation S-K.

      Response. In response to the Staff's comment, the Company plans to file an amendment to the Form 10-K to revise the tabulations on page 11 and the descriptions thereof to clearly indicate that certain disclosures represent "PV-10" (a non-GAAP measure) and to provide a reconciliation of PV-10 disclosures to standardized oil and gas measures (the most similar GAAP measure). Likewise, the narratives addressing future cash flows from proved reserves have been revised to maintain consistency with corresponding disclosures in the Notes to the Financial Statements.

      [The revised disclosure included below will be inserted into the Form 10-K as a replacement for the disclosures starting with the last paragraph on page 10 and ending with the last paragraph on page 11.]

      The following tabulations present the estimates of our present value of estimated future net revenues from such reserves based upon a PV-10 calculation (a non-U.S. GAAP measure). PV-10 is a financial measure calculated before the imposition of corporate income taxes. It is derived from the standardized measure of discounted future net cash flows relating to proved oil and gas reserves prepared in accordance with the provisions of Accounting Standards Codification Topic 932, Extractive Activities - Oil and Gas. The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on specified economic conditions. The estimated future production is based upon benchmark prices that reflect the unweighted arithmetic average of the first-day-of-the-month price for oil and gas during the years ended August 31, 2014, 2013 and 2012. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on current cost levels. No deduction has been made for the depreciation, depletion or amortization of historical costs or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per year. We present a reconciliation of PV-10 to the standardized measure of discounted future net cash flows following the PV-10 tables.

      As of August 31, 2014, 2013, and 2012, the following tables describe the PV-10 values of our proved reserves (in thousands):

                                            Proved - August 31, 2014
                                 ----------------------------------------------
                                       Developed
                                 ----------------------                 Total
                                 Producing  Nonproducing Undeveloped    Proved
                                 ---------  -----------  -----------  ---------

     Future cash inflow         $  511,252  $  234,452   $1,094,283  $1,839,987
     Future production costs      (127,900)    (48,990)    (218,129)   (395,019)
     Future development costs      (13,245)    (29,403)    (369,869)   (412,517)
                                ----------  ----------   ----------  ----------

     Future pre-tax net
       cash flows                  370,107     156,059      506,285   1,032,451
     PV-10 (Non-U.S. GAAP)      $  250,749  $   76,593   $  206,356  $  533,698
                                ==========  ==========   ==========  ==========

                                            Proved - August 31, 2013
                                 -----------------------------------------------
                                       Developed
                                 ----------------------                 Total
                                 Producing  Nonproducing Undeveloped    Proved
                                 ---------  -----------  -----------  ---------

 Future cash inflow             $  206,065  $  286,207   $  256,758  $  749,030
 Future production costs           (46,410)    (52,605)     (47,337)   (146,352)
 Future development costs                -     (26,086)     (82,204)   (108,290)
                                ----------  ----------   ----------  ----------
 Future pre-tax net cash flows     159,655     207,516      127,217     494,388
                                ==========  ==========   ==========  ==========
 PV-10 (Non-U.S. GAAP)          $   92,888  $  104,392   $   38,836  $  236,116


                                            Proved - August 31, 2012
                                 ----------------------------------------------
                                       Developed
                                 ----------------------                 Total
                                 Producing  Nonproducing Undeveloped    Proved
                                 ---------  -----------  -----------  ---------

 Future cash inflow             $  120,802  $  173,144   $  243,516  $  537,462
 Future production costs           (21,099)    (27,709)     (36,804)    (85,612)
 Future development costs                -     (20,827)     (79,994)   (100,821)
                                ----------  ----------   ----------  ----------
 Future pre-tax net cash flows      99,703     124,608      126,718     351,029
                                ==========  ==========   ==========  ==========
 PV-10 (Non-U.S. GAAP)          $   57,797  $   56,196   $   34,890  $  148,883


      Our drilling, acquisition, and participation activities during the year ended August 31, 2014, generated increases in projected future cash inflow from proved reserves of $1.1 billion and future pre-tax net cash flow of $538.1 million from August 31, 2013. During that same period, when applying a 10% discount rate to our future net cash flows, our PV-10 from proved reserves increased by $297.5 million. During the year ended August 31, 2014, we incurred capital expenditures of approximately $185.1 million related to the acquisition and development of proved reserves.

      Our drilling, acquisition, and participation activities during the year ended August 31, 2013, generated increases in projected future cash inflow from proved reserves of $211.6 million and future pre-tax net cash flow of $143.3 million from August 31, 2012. During that same period, when applying a 10% discount rate to our future net cash flows, our PV-10 from proved reserves increased by $87.2 million. During the year ended August 31, 2013, we incurred capital expenditures of approximately $104.3 million related to the acquisition and development of proved reserves.

      Our drilling, acquisition, and participation activities during the year ended August 31, 2012, generated increases in projected future cash inflow from proved reserves of $302.2 million and future pre-tax net cash flow of $197.4 million from August 31, 2011. During that same period, when applying a 10% discount rate to our future net cash flows, our PV-10 from proved reserves increased by $77.1 million. During the year ended August 31, 2012, we incurred capital expenditures of approximately $33.5 million related to the acquisition and development of proved reserves.

      Reconciliation of Standardized Measure of Discounted Future Net Cash Flows (U.S. GAAP) to PV-10 (Non-U.S. GAAP)

      PV-10 is a non-U.S. GAAP financial measure. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. It is not intended to represent the current market value of our estimated reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure reported in accordance with U.S. GAAP, but rather should be considered in addition to the standardized measure.

      PV-10 is derived from the Standardized Measure, which is the most directly comparable GAAP financial measure. PV-10 is calculated using the same inputs and assumptions as the Standardized Measure, with the exception that it omits the impact of future income taxes. It is considered to be a pre-tax measurement.

      The following table provides a reconciliation of the Standardized Measure to PV-10 at August 31, 2014, 2013, and 2012 (in thousands):

                                                    As of August 31,
                                            ---------------------------------
                                               2014        2013       2012
                                            -----------  ----------  ---------
 Standardized measure of discounted
    future net cash flows:                  $  402,699    $ 181,732  $ 102,505
 Add: 10 percent annual discount, net
    of income taxes                            376,827      199,111    139,175
 Add: future undiscounted income taxes         252,925      113,545    109,349
                                            ----------    ---------  ---------
 Future pre-tax net cash flows              $1,032,451    $ 494,388  $ 351,029
 Less: 10 percent annual discount, pre-tax  $ (498,753)   $(258,272) $(202,146)
                                            ----------    ---------  ---------
 PV-10                                      $  533,698    $ 236,116  $ 148,883
                                            ==========    =========  =========


Management's Discussion and Analysis, page 35

Critical Accounting Policies, page 49

2. Original Comment. We note that your disclosures under this heading concerned with oil and gas sales, oil and gas reserves, and oil and gas properties do not provide information incremental to the corresponding accounting policies on pages F-7, F-8 and F-9. On page 42 of your subsequent Form 10-Q, you also indicate there have been no changes to information about your critical accounting policies, although on pages 34 and 41 of this filing, you indicate that your financial condition and results of operations will be adversely affected by a decline in commodity prices and you identify several ways that your business may be impacted unfavorably.

     The guidance in Item 303(a)(1) and (3)(ii) of Regulation S-K requires that you address the reasonably likely effects of trends and uncertainties that are relevant to an assessment of your financial condition and results of operations. The guidance in Instructions 2 and 3 to paragraph 303(a) clarifies the importance of this disclosure, particularly where reported financial information is not necessarily indicative of future operating results or future financial condition. The guidance in FRC ss.501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), indicates how disclosures of critical accounting estimates and assumptions may address these requirements.

     Given that commodity prices are utilized in estimating the proved oil and gas reserves underlying your development plans and various measures required under the full cost method, such as ceiling tests, future development costs, and DD&A, it appears you should expand your disclosures of critical accounting policies to address the relationships between these items and the impact of reasonably possible changes in commodity prices and any related assumptions, on proved oil and gas reserves, development plans, and accounting measurements.

     Response. In response to the Staff's comment, the Company proposes to incorporate revised language in its Form 10-Q for the fiscal quarter ended February 28, 2015 (and future periodic filings) to expand its disclosure of critical accounting policies in a manner that addresses the potential impact of changing commodity prices and related assumptions on its financial condition and results of operations. As noted in the proposed revised language below, the most significant impact of the economic events described in the revisions occurred during December of 2014 and January and February of 2015. As those months comprise the Company's second fiscal quarter, the Company believes that the revised disclosure would be most appropriately incorporated into the Form 10-Q to be filed for that period. The Company expects to file that report with the Commission on or before April 9, 2015.

     The current draft of the revised section is presented below.

     CRITICAL ACCOUNTING POLICIES

     We  prepare  our  financial   statements  and  the  accompanying  notes  in
     conformity  with  accounting  principles  generally  accepted in the United
     States  of  America,   which  require  management  to  make  estimates  and
     assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. We identify certain accounting policies as critical based on, among other things, their impact on the portrayal of our financial condition, results of operations, or liquidity and the degree of difficulty, subjectivity, and complexity in their deployment. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection, and disclosure of each of the critical accounting policies.

     During the second quarter ended February 28, 2015, there was a significant decline in the price of oil. The commodity price decline continued into the third quarter, and there are no indications that it will reverse in the near future. The declines are the most significant price volatility experienced during the last three years. Accordingly, the description of certain critical accounting policies was updated to reflect the potential impact of these changing commodity prices on our financial statements. The goal of this disclosure is to highlight some areas where increased price volatility and updated economic assumptions will interact with existing accounting policies. Please note that there have been no changes in the underlying accounting policies since August 31, 2014, our fiscal year end.

     Oil and Gas Reserves: Oil and gas reserves represent theoretical, estimated quantities of crude oil and natural gas which, using geological and engineering data, are estimated with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Numerous assumptions are used in the reserve estimation process. Various engineering and geologic criteria are interpreted to derive volumetric estimates, and financial assumptions are made with regard to realized pricing, costs to be incurred to develop and operate the properties, and future tax regimes.

     In spite of the imprecise nature of reserves estimates, they are a critical component of our financial statements. The determination of the depletion component of our depreciation, depletion and amortization expenses (DD&A), as well as the ceiling test calculation, is highly dependent on estimates of proved oil and natural gas reserves. For example, if estimates of proved reserves decline, our DD&A rate will increase, resulting in a decrease in net income. A decline in estimates of proved reserves may result from a number of factors including lower prices, evaluation of additional operating history, mechanical problems on our wells and catastrophic events. Lower prices can also make it uneconomical to drill wells or produce from properties with high operating costs.

     Oil and Gas Properties, including Ceiling Test: There are two alternative methods of accounting for enterprises involved in the oil and gas industry: the successful efforts method and the full cost method. We use the full cost method of accounting. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves
     (including  the costs of dry holes,  abandoned  leases,  delay  rentals and overhead costs directly related to acquisition, exploration, and development activities) are capitalized into a single full cost pool.

     Under the successful efforts method, exploration costs, including the cost of exploratory wells that do not increase proved reserves, the cost of geological and geophysical activities, seismic costs, and lease rentals, are charged to expense as incurred. Depletion of oil and gas properties and the evaluation for impairment are generally calculated on a narrowly defined asset basis compared to an aggregated "pool" basis under the full cost method. The conveyance of oil and gas assets generally results in recognition of gain or loss. In comparison, the conveyance or abandonment of full cost properties does not generally result in the recognition of gain or loss. Under full cost accounting, recognition of gain or loss is only allowable when the transaction would significantly alter the relationship between capitalized costs and proved reserves.

     Our calculation of DD&A expense incorporates all the costs capitalized under full cost accounting plus the estimate of costs to be incurred to develop proved reserves. The sum of historical and future costs are allocated to our estimated quantities of proved oil and gas reserves and depleted using the units-of-production method. Changes in commodity prices, as well as associated changes in costs that are affected by commodity prices, can have a significant impact on the estimates used in our calculations.

      Companies that use full cost accounting perform a ceiling test each quarter. The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The test compares capitalized costs in the full cost pool, less accumulated DD&A and related deferred income taxes, to a calculated ceiling amount. The calculated ceiling amount is equal to the sum of the present value (using a 10% discount factor) of future net revenues, plus unproved property costs and pre-production costs not being amortized, plus the lower of cost or estimated fair value of unproved properties included in costs being amortized, less related income tax effects. If the net capitalized costs exceed the ceiling amount, the excess must be charged to expense in recognition of the impairment.

     Under the ceiling test, the estimate of future revenues is calculated using a current price (as defined in the SEC rules to include data points over a trailing 12 month period). Thus, the full impact of a sudden price decline is not recognized immediately. We anticipate that the price declines during the second quarter will have a significant negative impact on the ceiling test calculation for future quarters. Furthermore, as prices decline, the economic performance of certain properties in the reserve estimate may deteriorate to the point that they are removed from the proved reserve category, thus reducing the quantity and value of proved reserves. Again, the use of a twelve month average will tend to spread the impact of the change on the financial statements over several reporting periods.

     The ceiling test performed for the quarter ended February 28, 2015, [DID or DID NOT] result in impairment recognition [in the amount of $xxxx].

     Oil and Gas Sales: Our proportionate interests in transactions are recorded as revenue when products are delivered to the purchasers. This method can require estimates of volumes, ownership interests, and settlement prices. Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement. Historically, such differences have not been material. During periods of increased price volatility, it will be more difficult to estimate final settlement prices, and retroactive price adjustments pertaining to prior periods could become significant.

     Commodity Derivative Instruments: Our use of commodity derivative instruments helps us mitigate the cash flow impact of short term commodity price volatility. We typically enter into contracts covering a portion of our expected oil and gas production over 24 months. We record realized gains and losses for contracts that settle during the reporting periods. Contracts either settle at their scheduled maturity date or settle prior to their scheduled maturity date as a result of our decision to early liquidate an open positon. Realized gains and losses represent cash transactions. Under our hedge strategy we typically receive cash payments when the posted price for the settlement period is less than the hedge price. Conversely, when the posted price for the settlement period is greater than the hedge price, we typically disburse a cash payment to the counterparty.

     Thus, realized gains and losses tend to offset increases or decreases in our revenue stream that are caused by changing prices.

     In comparison, unrealized gains and losses are related to positions that have not yet settled and do not represent cash transactions. At each reporting date, we estimate the fair value of the open (not settled) commodity contract positions and record a gain or loss based upon the change in fair value since the previous reporting date. The fair values are an approximation of the contracts' values as if we sold them on the reporting date. Since these amounts represent a calculated value for a hypothetical transaction, the actual value realized at the cash settlement date may be significantly different.

     With the current downward trend in commodity prices, we expect to report reduced oil and gas revenues and to report partially offsetting realized gains in our hedge transactions. During any reporting period in which the commodity prices decline, we expect to report unrealized gains on our open commodity derivative contracts. However, during any period in which the downward trend reverses, we expect to report unrealized losses. Looking forward, we expect current contracts to be settled or liquidated over the next 24 months. We expect to periodically enter into new hedges at then current prices. Newer hedges at lower prices will reduce the amount of future cash flow risk mitigation provided by the contracts.

Form 10-Q for the Fiscal Quarter ended November 30, 2014

Controls and Procedures, page 44

3. Original Comment. We note your disclosure stating "management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures...," also that you have filed certifications from only two of these officers. As it appears that more than two officers are involved in the evaluation, you should file certifications from all of them to comply with Items 601(b)(31) and (32) of Regulation S-K, consistent with the answer to our Compliance and Disclosure Interpretation (C&DI) Question 161.07 (also read the answer to C&DI Question 161.08), located on our website at the following address.

     http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm

     Response. In response to the Staff's comment, the Company will amend its Form 10-Q for the fiscal quarter ended November 30, 2014 to include the additional certification.

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned at (970) 737-1073 with any additional comments or questions you may have.

                                          Very truly yours,

                                          SYNERGY RESOURCES CORPORATION

                                          /s/ Frank L. Jennings

                                          Frank L. Jennings

                                          Chief Financial Officer